James Hardie Industries NV

The liability of members is limited
Incorporated in The Netherlands

4th floor, Atrium
Unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands

Telephone: 31 20 301 2986
Facsimile: 31 20 404 2544

April 28, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Attention: Pamela A. Long

Re:	James Hardie Industries N.V.
File No. 001-15240
Form 20-F for the fiscal year ended March 31, 2004

Dear Ms. Long:

     The Staff provided supplemental comments, by letter dated April 11, 2005 (the “Comment Letter”), regarding the Form 20-F of James Hardie Industries N.V. (“JHI NV,” and together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” and together with its current wholly owned subsidiaries, the “Company”) for the fiscal year ended March 31, 2004.

     The following responses to your comments have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. For your convenience in reviewing the responses, each comment has been set forth immediately prior to the response. The following responses reflect management’s assessment of the events and circumstances as of the date of this letter. Because of the fluid nature of the Company’s situation, particularly as to asbestos matters, events and circumstances may change and timelines may shift. Such subsequent events, if they were to occur, could affect the Company’s responses to comments 2 and 3. Unless otherwise noted, page numbers included herein refer to the Company’s Form 20-F for its fiscal year ended March 31, 2004. Courtesy copies of this letter are being delivered to Rufus Decker, Andrew Schoeffler and Scott Watkinson.

     Unless the context otherwise requires, capitalized terms used in this letter and not defined herein have the meanings set forth in our letter of March 7, 2005.

FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2004

Results of Operations, page 41

1.	We have reviewed your response to prior comment 2. Please note that Staff Accounting Bulletin 5:Y was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities.

In addition, it is not the sole purpose of such disclosures to provide readers the specific ability to extrapolate future costs based upon disaggregated information. The disclosures required by the SAB are intended to allow a reader, with appropriate narrative explanation through the eyes of management, to understand the scope of anticipated and historical expenditures. The SAB states that disclosures should be sufficiently specific to enable a reader to understand that scope.

In that SAB, we clearly state that we believe that product liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity.

Among the disclosures called for in the SAB are:

•	circumstances affecting the reliability and precision of loss estimates;

•	the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

•	whether, and to what extent, losses may be recoverable from third parties;

•	the timing of payments of accrued and unrecognized amounts;

•	the material components of the accruals and significant assumptions underlying estimates;

•	the total claims pending at each balance sheet date;

•	the number of claims filed for each period presented;

•	the number of claims dismissed;

•	the number of claims settled;

•	the number of claims otherwise resolved;

•	the average costs per settled claim;

•	the total damages alleged at each balance sheet date (Regulation S-K, Item 103);

•	the aggregate settlement costs to date; and

•	the aggregate costs of administering and litigating the claims.

Finally, disclosure should include an analysis of the expected future trend in claims and settlement costs.

It remains unclear to us why you believe that some, if not all, of the above disclosures would not be material to an understanding of this contingent liability. Based on your response it appears that considerations such as recoverability from Amaca, Amaba, and ABN 60 would be material to an evaluation of the claim information. Similarly, your expectation with regard to cash payment limitations would also appear relevant in evaluating the timing of payments related to the contingent liability. We continue to believe that a rollforward of claims activity and the average cost per settled claim would be material to an understanding of this substantial contingent liability. Please revise your disclosure to include each of the disclosures required by SAB 5:Y detailed above.

General approach to providing disclosure of Claims

Our upcoming Form 20-F filing will contain the information described below under the heading “Specific information to be provided” as of March 31, 2005.

Further, assuming that the Principal Agreement has been entered into by the Company by the date of that filing, the Form 20-F and filings occurring after that date will disclose:

•	the basis on which the Company will have agreed under the Principal Agreement, subject to the satisfaction of the conditions set out in that agreement (including that the Company obtains shareholder and lender support for the implementation of the Principal Agreement), to provide funding contributions on a long-term basis to the Special Purpose Fund (the “SPF”) to be established under the Principal Agreement; and

•	the basis on which the SPF will manage and settle or meet proven personal injury and death claims (“Claims”) by or on behalf of individuals affected by the former asbestos-related activities of Amaca Pty Limited (“Amaca”), Amaba Pty Limited (“Amaba”) and ABN 60 Pty Limited (“ABN 60,” together with Amaca and Amaba, the “Liable Entities”) and Asbestos Mines Pty Limited (“Asbestos Mines”).

The potential range of losses, as estimated by KPMG Actuaries Pty Ltd (“KPMG”), is affected by a number of variables such as nil settlement rates, peak year of Claims, history of Claims numbers, average settlement rates, history of Australian asbestos-related medical injuries, current number of Claims, average defense and plaintiff costs, inflation and superimposed inflation. The potential range of losses to be disclosed includes both asserted and unasserted Claims. While no assurances can be provided, if the Company signs the Principal Agreement and it is approved by all of the necessary parties, including shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of March 2004, KPMG’s undiscounted central estimate of asbestos-related liabilities was A$3.586 billion. This undiscounted central estimate is net of expected insurance recoveries of A$469.5 million and allowance for A$45.9 million of “by claim” or subrogation recoveries from other third parties.

At this point in time, the timing of any potential payments is uncertain because the Company has not yet reached agreement with the New South Wales Government (the “NSW Government”) and the conditions to any agreement that may be reached have not been satisfied. See “[cross reference to relevant section.]” In addition, the Company has not yet incurred any settlement costs because the Foundation continues to meet all Claims of the Liable Entities. The Company is currently unable to estimate the expected cost of administering and litigating the Claims under the potential agreement with the NSW Government because this is highly contingent upon the outcome of the NSW Government’s review of legal and administrative costs.

Specific information to be provided

The following information will be provided:

•	the number of Claims pending at each balance sheet date;

•	the number of Claims filed for each period presented;

•	the number of Claims dismissed, settled or otherwise resolved for each period and the average settlement amount per Claim for each period; and

•	the number of open, new and closed Claims during past five years and the average settlement amount per case closed.

For the years ended March 31, 2004 and 2003 respectively, the summary information in relation to these matters is as follows:

The following table shows the number of Claims pending at each balance sheet date.

	For the Year Ended March 31
	2004	2003
Australia	680	737

New Zealand	0	0

Unknown – Court Not Identified(1)	50	64

USA	5	6

(1) The “Unknown – Court Not Identified” designation reflects that the information for such Claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” Claims are provided to the Foundation, we believe the database is updated to reflect where such Claims originate. Accordingly, we understand that the number of unknown Claims pending fluctuates due to the resolution of Claims as well as due to reclassification of such Claims.

The following table shows the Claims filed for each period presented, the number of Claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per Claim.

	Australia
	For the Year Ended March 31
	2004	2003	2002
Number of Claims filed	377	403	369

Number of Claims dismissed	120	32	66

Number of Claims settled or otherwise resolved	314	231	167

Average settlement amount per Claim	A$165,135	A$202,507	A$195,752

	New Zealand
	For the Year Ended March 31
	2004	2003	2002
Number of Claims filed	0	0	0

Number of Claims dismissed	0	2	0

Number of Claims settled or otherwise resolved	0	1	0

Average settlement amount per Claim	A$0	A$2,000	A$0

	Unknown – Court Not Identified
	For the Year Ended March 31
	2004	2003	2002
Number of Claims filed	1	7	2

Number of Claims dismissed	15	0	21

Number of Claims settled or otherwise resolved	0	3	5

Average settlement amount per Claim	A$0	A$37,090	A$305,480

		USA
	For the Year Ended March 31
	2004	2003	2002
Number of Claims filed	0	0	3

Number of Claims dismissed	1	0	12

Number of Claims settled or otherwise resolved	0	0	0

Average settlement amount per Claim	A$0	A$0	A$0

The following table shows the activity related to the numbers of open Claims, new Claims, and closed Claims during each of the past five years and the average settlement per case closed.

	As of March 31
	2004	2003	2002	2001	2000
Number of open Claims at beginning of year	807	666	563	502	450

Number of new Claims	378	410	374	284	213

Number of closed Claims	450	269	271	223	161

Number of open Claims at year end	735	807	666	563	502

Average settlement amount per case closed	A$115,228	A$174,321	A$126,265	A$126,614	A$123,204

Limited access by the Company to specific Claims information

Any disclosure by the Company in relation to Claims information will need to include disclosure that:

•	the Company has not had any responsibility or involvement in the management of Claims against ABN 60 since the time it left the James Hardie Group in 2003;

•	since February 2001, when Amaca and Amaba were separated from the James Hardie Group, no current subsidiary of JHI NV has had any responsibility or involvement in the management of Claims against those entities – and prior to that date, the principal entity potentially involved in relation to such Claims was ABN 60, which (as described above) has not been a member of the James Hardie Group since 2003;

•	The Company has no current right to access any Claims information in relation to Claims against Asbestos Mines. The Company’s agreement to provide funding to the SPF with respect to proven Claims against Asbestos Mines will be conditional upon a number of factors, including that information in relation to the proven Claims is provided to the Company. Asbestos Mines has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd, which was subsequently renamed Mineral Commodities Ltd. From 1954 until 1976, Asbestos

Mines was a wholly-owned subsidiary of James Hardie Industries Limited (now ABN 60).

•	except as described below, the Company has not had access to any information regarding Claims or the decisions taken by the Foundation in relation to them;

•	on October 26, 2004, the Company, the Foundation and KPMG entered into a confidentiality agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG in relation to the Claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to release the final version of such reports;

•	the Company is seeking to obtain similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The Company is seeking to have such rights of access under the terms of the Principal Agreement, but the terms of such access are not yet settled.

•	the Company’s future disclosures with respect to Claims statistics is subject to the Company actually obtaining such information from the Approved Actuary. The Company has historically had no general right (and will not obtain any right under the Principal Agreement) to audit or otherwise itself independently verify such information because the methodologies are adopted by the Approved Actuary.

•	As a result of the above, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information to be disclosed.

Special Commission of Inquiry, page F-22

2.	We have reviewed your response to prior comment 7. Regardless of whether the legally binding component of your asbestos obligation is reinstated by the Principal Agreement, we continue to believe that your obligation meets the definition of a liability defined by footnote 22 to paragraph 35 of FASB Concept Statement 6. Further, your response addresses only the obstacles to your signing of the Principal Agreement and not the likelihood of retroactive legislation requiring you to satisfy the funding shortfall should the Principal Agreement fail to materialize.

The key issue presented is whether it is probable that the Claims against the Liable Entities and Asbestos Mines will become the legal responsibility of the Company. To date, the Company has successfully defended itself against legal assertions that the liabilities of the Liable Entities are also liabilities of the Company. Also, as of the date of this letter, there are numerous and significant hurdles that exist that could prevent the Company from becoming legally liable for the Claims under a negotiated agreement. As a result, the Company does not believe that it is probable that the Company will become liable for such Claims nor reasonably estimable as to what such impact may be. These hurdles are discussed below.

1)	Tax deductibility. Given the magnitude of the potential liability (an estimated present value of approximately A$1.5 billion), the Company believes that obtaining certainty as to the tax deductibility of asbestos payments is a necessity. The Heads of Agreement are substantially premised on the concept of ensuring that the asbestos payments are affordable to the Company, as it is in all stakeholders’ best interest to ensure that the Company remains financially strong and able to continue to fund its growth. The Heads of Agreement explicitly stated that tax deductibility was one of the keys to achieving affordability. Since January 2005, the Company has been attempting to achieve certainty from the Australian Tax Office (the “ATO”) in relation to full tax deductibility. The Company has also had discussions with senior advisers and bureaucrats in the Australian Treasury (the “Treasury”). The Treasury has not yet provided a formal response, nor any response which provides the Company with the requisite certainty. Recently, the Company has been engaged in more detailed discussions with the Treasury and the ATO, but there is still a high degree of uncertainty as to whether the Company will be able to ensure that payments are to be made in an affordable and tax efficient manner. One of the main difficulties is that the ATO typically provides rulings with a finite term, generally only 5-10 years. The Company requires a favorable ruling that will be binding for at least 40 years (the anticipated initial term of asbestos payments) and potentially for much longer than that period, if the term of the Principal Agreement is extended (as will be the case unless the terms of the final payment are settled).

The outlook on tax deductibility appears to be currently less certain than it was in November 2004. The Company cannot estimate if or when the ATO may issue a ruling, nor can it predict the provisions of any such ruling. The Australian statutory tax rate is 30%, so the expected cost savings from a favorable tax ruling could be as much as A$1.076 billion based on an undiscounted central estimate of A$3.586 billion. Accordingly, this is a significant issue for the Company and a pivotal hurdle in the negotiations with the NSW Government.

2)	Legal and administrative cost savings. On November 18, 2004, the NSW Government announced that it had initiated a review of legal, administrative and other costs in dust diseases compensation claims. The reduction of legal, administrative and other costs is an important factor in the future affordability and sustainability of the Company’s proposal for the long-term funding of Claims. The NSW Government issued its initial findings on March 8, 2005. Those findings were incomplete and it is anticipated that further consultation and review will be required in relation to a number of key areas and that certain issues will be required to be addressed by the NSW Government, including legislation to give effect to the recommendations. The Company is unable to determine when the government’s findings will be finalized, and subsequently, when such changes will be enacted into law in both New South Wales and (if accepted) other states in Australia. The Company is also unable to predict the terms of any such legislation or what its impact could be on amounts that the Company may pay. The current timeline calls for the draft legislation related to the proposed changes to be introduced into New South Wales Parliament on or around June 7, 2005. The timing of potential enactment into law is uncertain. The enactment of implementing reform legislation was stated in the Heads of Agreement to be a condition precedent, and remains critical, to the Company’s willingness to be bound by the obligations to be set out in the Principal Agreement.

3)	The Principal Agreement. In addition to the matters addressed in items one and two, the parties continue to negotiate the terms of the Principal Agreement. Although the Heads of Agreement addressed a number of material terms, a number of significant conditions precedent need to be resolved, the terms of some critical substantive provisions which were agreed to in principle need to be finalized and the drafting of certain provisions needs to be settled, before the Principal Agreement can be signed.

4)	Actuarial reassessment of the estimated liability. This is a necessary step that must be taken once the Principal Agreement is finalized so that KPMG can estimate the impact of the Principal Agreement. The KPMG assessment of the impact of the Principal Agreement is necessary to enable the Independent Expert (discussed below), the Board, the shareholders and the lenders to consider the transactions contemplated by the Principal Agreement. The timing of the finalization of the KPMG report is uncertain because this primarily depends on the completion of items one through three above.

5)	Independent Expert’s Report. The Company has engaged an Australian firm to provide an independent expert’s report. This report will serve two purposes. First, it will provide a basis for the Board of Directors of the Company to assess whether entry into the Principal Agreement is in the best interest of the Company and its shareholders. Second, the report will be included in a proposed explanatory memorandum that explains to the shareholders of the Company what the voluntary funding proposal is and why the proposal is advisable. It is the Company’s belief that the independent expert’s report is highly dependent upon the issue of tax deductibility. If the Company cannot obtain a favorable ruling in relation to tax deductibility, we believe it unlikely that the independent expert will be able to opine that the Principal Agreement is favorable to the Company’s shareholders.

6)	Board of Directors approval. The Board of Directors will only consider whether to recommend to the shareholders that they approve the Principal Agreement once it has reviewed and assessed the KPMG actuarial report and the independent expert’s report.

7)	Lender approval. The Heads of Agreement stipulate that the effectiveness of any agreement is subject to the consent and approval of the Company’s lenders. The Company’s lenders will need to be able to assess the impact of the Principal Agreement on the Company’s ability to service and repay debt. Whether the Company’s lenders will approve the funding proposal is subject to successful negotiation of the Principal Agreement, the KPMG report, the independent expert’s report and the Board of Directors approval, all of which are highly uncertain.

8)	Shareholder approval. Under Dutch law, the Company’s shareholders must vote on and approve the Principal Agreement before it can take effect. The Company’s current timeline reflects a tentative date of July 28, 2005 for the shareholder vote. However, whether the Company’s shareholders will approve the funding proposal is subject to successful negotiation of the

Principal Agreement, the KPMG report, the independent expert’s report, and the Board of Directors and lender approval, all of which are highly uncertain.

9)	Extension of the SPF to cover an additional former subsidiary of the Company, Asbestos Mines. Asbestos Mines (later renamed Marlew Mining Pty Ltd) was sold by the Company in 1976 to an unrelated third party, Woodsreef Mines Ltd, now known as Mineral Commodities Ltd (which remains listed on the Australian Stock Exchange). Marlew Mining Pty Ltd was subsequently put into liquidation by Mineral Commodities Ltd in 2002. Asbestos Mines was involved in the mining of asbestos in Baryulgil, an aboriginal community in the state of New South Wales, Australia. The Board of Directors has resolved, after pressure from the Australian media and both the New South Wales and Australian governments, to fund the asbestos claims related to its prior ownership of Asbestos Mines (see the Company’s announcement dated April 15, 2005). The inclusion of Asbestos Mines in the SPF is an issue that still needs to be negotiated as part of the Principal Agreement because it is likely to reduce the amount of cash available to cover the Claims of the Liable Entities.

These are the principal, but not the only, hurdles facing the Company as of the date of this letter. As of November 22, 2004, the date that the Form 20-F for the year ended March 31, 2004 was filed, a number of significant additional hurdles existed, including that, as of November 22, 2004, the Heads of Agreement had not been signed, nor had any agreement in principle been reached by the Board of Directors of JHI NV. The Heads of Agreement was not signed until December 21, 2004. Furthermore, the costs review by the NSW Government had only been announced on November 18, 2004 and the Company was unable to estimate what the outcome of that review would have been.

In relation to potential retroactive legislation that may require the Company to satisfy the funding shortfall, the Company is unable to assess in a meaningful way the likelihood of retroactive legislation being introduced or the impact of any such potential legislation. Various state Premiers, including the Premier of New South Wales, have made public statements (but without providing details) to the effect that they would consider retroactive legislation if the Company was unable to negotiate a settlement. The Company believes, however, that this may create certain difficulties for the NSW Government in light of the SCI’s findings that the Company’s 2001 separation and restructuring was legal and that the Company did not have any legal obligation to put additional funds into the Foundation in 2001, that corporations legislation is now usually a matter of federal rather than state law and that most of the assets of the Company are located outside of Australia. Additionally, this type of action by the NSW Government would have a negative impact (potentially materially so) on the Company’s ability to raise capital from the capital markets, and could more generally adversely affect international investors’ views on the likelihood of retrospective legislation being passed in New South Wales or Australia more generally, and therefore the attractiveness of Australia as a jurisdiction in which to invest. As a result of these factors, the Company is unable to determine the likelihood of retroactive legislation being introduced, but considers the prospect of such legislation being introduced as unlikely.

3.	We have reviewed your response to prior comment 8. Because discounting of the asbestos liability would not be appropriate given that the amount and timing of cash payments are not reliably determinable, it is unclear why any limitation on your annual cash outlay is relevant in a determination of the aggregate liability. Further, neither potential administrative reforms nor the lack of an upper limit to ACTU and UnionsNSW appear to prevent the estimation of the low end of the range of loss. It is unclear why the undiscounted KPMG estimate of the total asbestos liability, not including administrative costs, less the combined assets of Amaca, Amaba and ABN 60 would not establish the low end of the range.

Based upon the information you have provided to us; it appears that the asbestos obligation represents a liability under US GAAP and further that at best the low end of the range of loss should be recorded in accordance with FIN 14. Please revise your accounting accordingly or provide us with a detailed explanation as to why the loss, rather than the signing of the Principal Agreement, is not probable.

As discussed in our previous response letters, dated March 7, 2005 and March 31, 2005, we believe that the concepts of probability and estimability are closely related. The high degree of uncertainty in relation to the remaining hurdles discussed in our response to comment 2 leads the Company to conclude that the contingency is not yet probable. Also, the Company is unable to predict the financial outcome of some of the hurdles discussed above, particularly the tax and legal and administrative costs issues, which leads the Company to conclude that any liability is not reasonably estimable.
Furthermore, we believe that the guidance of paragraph 59 of appendix A to SFAS 5 is relevant to our situation because of the high degree of uncertainty in both the probability and estimability of the potential provision for Claims. This guidance expressly precludes accrual of loss contingencies that cannot be reasonably estimated.

The Company believes that full disclosure of all relevant facts and circumstances is the most appropriate means by which to provide a fair presentation of its financial position to investors and others.

As such, the Company does not believe that the asbestos contingency was either probable or estimable at March 31, 2004, November 21, 2004 (the date of filing of the Form 20-F for the year ended March 31, 2004) or at March 31, 2005. Based on current timelines (that is, assuming that the timeframes are not further extended), and assuming that the hurdles described in our response to comment 2 can be cleared within the timeframes set out in our most current timetable, the current timeline would suggest that it may become appropriate for a provision to be made for asbestos in accordance with SFAS 5 during fiscal year 2006. Again, however, this remains highly contingent upon the hurdles previously described being surpassed.

In relation to the nature of how a potential asbestos provision might be calculated, the Company has had extensive discussions with KPMG (the independent actuary), its attorneys, its independent auditors, and its Board of Directors. The Company believes that there are several variables that impact the central estimate, including:

•	The past history of Claims numbers and average amounts paid by Amaca and Amaba, former subsidiaries of James Hardie Industries Limited (predecessor to JHI NV), and subsequently paid for by the Foundation,

•	history of Australian asbestos-related medical injuries,

•	history of usage of asbestos in Australia,

•	base (wage) inflation,

•	superimposed inflation,

•	nil settlement rates,

•	current number of Claims,

•	peak year of Claim notifications by disease type,

•	future number of Claims to be reported,

•	average award payable by Amaca and Amaba or the Foundation per claim,

•	average defense and plaintiff legal costs,

•	the level of insurance protection still available,

•	the need to get the other Australian states to agree to the same legislative changes in relation to legal and administrative costs that the NSW Government may agree to implement,

•	the credit risk of the insurers of Amaca and Amaba, and

•	by Claim recovery rate, which are the recoveries owing to Amaca and Amaba or the Foundation from the initiation of cross-claims against other companies for contribution to the award for which Amaca and Amaba or the Foundation has been held liable.

The Company has engaged KPMG to model the level of estimability of each variable that affects the underlying cash flows in order to determine the impact upon estimability. Such modeling suggests that most of the variables will be reasonably predictable (once certain hurdles discussed above have been resolved, such as legal and administrative cost savings) and that the most likely point in the range would be the central estimate as determined by KPMG. Two variables, inflation and superimposed inflation, showed a high degree of uncertainty.

The Company previously disclosed in its Annual Report on Form 20-F for the fiscal year ended March 31, 2004 KPMG’s central estimate both on a discounted and undiscounted basis. It is important to note that the discounted central estimate was not calculated in accordance with US GAAP and may not necessarily be in strict accordance with

Australian GAAP, but is instead produced in line with the professional standards and guidance notes of the Institute of Actuaries of Australia, most notably PS300 (“Actuarial Reports and Advice on General Insurance Technical Liabilities”).

Such standards require the actuary to apply estimates to all variables even though certain variables, such as inflation, may not be reasonably estimable. Such standards further require provisions to be set making allowance for both inflation and discounting. The standards also recognize the inherent uncertainty within the assessment of liabilities both from a technical perspective and in the presentation of the results. The standards also recognize that the ultimate responsibility for the provision lies with management of the Company and not the actuary. The standards recognize the uncertainty that arises in relation to the setting of certain parameters, many of which may be influenced by factors outside the control of the Company, but the actuary is nonetheless required to provide a central estimate inclusive of all variables (regardless of their individual degree of variation) while ensuring that appropriate communication is made on the uncertainties that exist and the ranges that may exist within the assessment, through the use of sensitivity analysis among other methods. KPMG addressed this in Section 12 of their report as of November 21, 2004. As such, although the use of inflation is required under the Australian actuarial standards, it may need to be excluded from the provision under US GAAP due to the inherent uncertainty involved in attempting to estimate inflation levels on specific cash flows that are many years in the future.

Additionally, in determining the appropriate level of inflation to use in KPMG’s actuarial model, they assessed annual inflation rates in Australia going back to 1991. Table 8.4 of the November 21, 2004 KPMG actuarial report shows the past volatility in the rate of claim cost inflation. The rate of claim inflation from one year to the next ranged from
-7% to +32% and the annualized rate of claim costs inflation from each settlement year to the current date ranged from -2% to +9%. This analysis also showed that, in the most recent three years, claim cost inflation had been broadly zero, and certainly below 6% per annum assumed prospectively.

The average annualized rate of inflation was 5% over all periods, and 5% in the last 5 years. While the average was 5%, the impact of using an average could significantly misstate expected future cash outflows if actual inflation is near the lower or upper end of the range of -2% to 9%. This provides further evidence that to inflate expected real cash flows would lead to a high degree of uncertainty. In fact, even if one were to use a range concept under SFAS 5, the bottom end of the range is -2%. To use a -2% per annum total claim cost inflation rate (actually deflation), and equivalent to a -6% per annum allowance for superimposed inflation, could be materially misleading. These factors point to a high degree of uncertainty in relation to estimability of inflated cash flows.

As such, the Company believes that the most appropriate methodology to use to estimate a liability, if any, would be to estimate cash flows for the entire term (currently expected through approximately 2071) and use the most likely point in the range as estimated by KPMG and represented by the central estimate. The provision, if any, would likely be on an undiscounted basis. The liability would exclude both the impacts of (i) inflation and superimposed inflation due to the high degree of uncertainty surrounding these factors; and (ii) discounting, since the timing of the cash payments is not fixed or readily determinable.

Note 15 – Other Operating (Expense) Income, pages F-28

4.	We have read your response to prior comment 10. As previously requested, please supplementally provide us with a rollforward of claims outstanding for each period presented through the most recent practicable date. The rollforward should include the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period.

We have provided this information supplementally.

     If you have any questions regarding the responses to your comments or any other matter, please contact me at 31 20 301 2986 or Mark Shurtleff at 949 451 3802.

Very truly yours,
/s/ Benjamin Butterfield
Benjamin Butterfield
General Counsel

cc:	James Hardie Industries N.V.
Louis Gries, Chief Executive Officer
Russell Chenu, Chief Financial Officer
Meredith Hellicar, Chairman of the Board of Directors
Michael Brown, Chairman of the Audit Committee
Scott Barnett, Corporate Financial Controller

Securities and Exchange Commission
Rufus Decker
Andrew Schoeffler
Scott Watkinson

PricewaterhouseCoopers LLP
Ronald Bartlett

Gibson, Dunn & Crutcher LLP
Mark Shurtleff
Eric Nelson